November 5, 2019

Anthony C. Allen
Chief Financial Officer
Sypris Solutions, Inc.
101 Bullitt Lane
Suite 450
Louisville, KY 40222

       Re: Sypris Solutions, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 28, 2019
           File No. 000-24020

Dear Mr. Allen:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Note 22 - Segment Information, page 61

1. Please describe to us and revise future filings to disclose the specific types of material amounts included in the General, corporate and other caption and not allocated to the reportable segments' profit or loss and assets for each period presented. Refer to ASC
      280-10-50-29 through 50-31.
 Anthony C. Allen
Sypris Solutions, Inc.
November 5, 2019
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Gary Newberry at (202) 551-3761 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 with any questions.



FirstName LastNameAnthony C. Allen                        Sincerely,
Comapany NameSypris Solutions, Inc.
                                                          Division of
Corporation Finance
November 5, 2019 Page 2                                   Office of Life
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FirstName LastName